

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2012

Via E-mail
Mr. Sang Park
Chief Executive Officer and Chairman of the Board of Directors
MagnaChip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
74, rue de Merl, B.P. 709, L-2146
Luxembourg R.C.S.
Luxembourg B97483

      Re: **MagnaChip Semiconductor Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 8, 2012
              File No. 1-34791

Dear Mr. Park:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Kevin L. Vaughn

                           Kevin L. Vaughn
                           Accounting Branch Chief